PANNONPLAST INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W., Stop 3-9
Washington, D.C. 20549
U.S.A.

Budapest, 9 April, 2004

04024502

SUPPL

RECEIVED
2004 APR 22 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the latest extraordinary information of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Radócz Róza

Róza Radócz (Ms)
Executive Assistant

dw 4/22

Encl

RECEIVED
2004 APR 22 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT

The Board of Directors of
PANNONPLAST Industries Public Limited Company
(1225 Budapest, Nagytétényi út 216-218.)

convened the Company's Annual General Meeting (AGM) by **10:00 a.m. on 29 APRIL, 2004.** The issues on the agenda and the information in connection with participation were published in an Announcement in Hungarian Capital Market (Magyar Tőkepiac) on 29 March, 2004. The Company discloses the **KEY FIGURES OF ITS OPERATIONS AND ITS DIVIDEND PROPOSAL,** as follows:

Non-consolidated Balance Sheet according to the Hungarian Accounting Standards (HUF million)

Assets		**Equity & Liabilities**	
A) Fixed assets	12,377	D)Shareholders' equity	13,169
B) Current assets	2,409	E) Provisions	0
C) Accruals	25	F) Liabilities	1,625
		G) Accruals	17
Total Assets	**14,811**	**Total Equity & Liabilities**	**14,811**

Non-consolidated Income Statement according to the Hungarian Accounting Standards (HUF million)

I) Net sales	1,254
C) Operating profit before tax	-1,322
F) After Tax Income	**-1,376**

CONSOLIDATED BALANCE SHEET ACCORDING TO IAS (HUF million)

Assets		**Equity & Liabilities**	
Fixed assets	17,538	Shareholders' equity	14,629
Long-term receivables	6	Minority interest	1,476
Current assets	12,152	Deferred income	0
		Long-term liabilities	1,066
		Current liabilities	12,525
Total Assets	**29,696**	**Total Equity & Liabilities**	**29,696**

CONSOLIDATED INCOME STATEMENT ACCORDING TO IAS (HUF million)

Sales	26,375
Operating profit before tax	-682
Income before tax (without minority interest)	-1,698
Net Income for the Year	**-1,844**

For the business year 2003 the Board of Directors does not propose payment of dividend.

Should the AGM decide on dividend payment, the details will be published in an extraordinary announcement in the May 3, 2004 issue of the Hungarian Capital Market (Magyar Tőkepiac).

The Board of Directors proposes to the AGM to accept the key financial figures of operations and the proposal for dividend payment. On 9 April, 2004 the Supervisory Board discussed and accepted the report of the Board of Directors and the Company's business report on year 2003 and also proposes to the AGM to accept those.

The annual business report and other submissions to the AGM will be available for review from 14 April, 2004 in the Shareholders' Office at the headquarters of the Company (1225 Budapest, XXII. Nagytétényi út 216-218.) between 8:00 a.m. and 4:00 p.m. on business days, the website of the Company (www.pannonplast.hu), and also in the Information Center of the Budapest Stock Exchange.

The Board of Directors of
Pannonplast Plc